October 3, 2018

John Clark
Chief Executive Officer
Global Cancer Technology, Inc.
16776 Bernardo Center Drive
Suite 203
San Diego, CA 92128

       Re: Global Cancer Technology, Inc.
           Draft Offering Statement on Form 1-A
           Submitted September 7, 2018
           CIK No. 0001743261

Dear Mr. Clark:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A submitted September 7, 2018

General

1. Please reconcile your disclosure on the cover page that the selling stockholders will sell shares at a fixed price for the duration of the offering with your disclosure in the second paragraph on page 13. In this regard, please provide us your analysis of how your disclosure in the second paragraph on page 13 is consistent with Rule 251(d)(3)(ii).
 John Clark
FirstName LastNameJohn Clark
Global Cancer Technology, Inc.
Comapany 2018
October 3, NameGlobal Cancer Technology, Inc.
October 3, 2018 Page 2
Page 2
FirstName LastName
2. Please disclose the duration of the agreements mentioned in the bullet points in this section and file each of those agreements as exhibits. Please also revise to explain the purpose of the arrangements regarding your subsidiaries, as noted on page 17, including the nature and extent of your business that will be conducted by those subsidiaries when you no longer own them.
3. Please clarify your disclosure on the cover page and in the plan of distribution section to disclose the order in which the shares will be sold as between the company shares and the selling stockholders shares. To the extent any of the selling stockholders shares will be sold prior to all of the company shares being sold, please revise your disclosure to clarify how that will impact the offering proceeds available for the use of the company.
We may invest or spend the proceeds of this offering, page 10

4. Please reconcile the disclosure in the this risk factor about the purposes of this offering with the disclosure on pages 15 and 16 about your planned actions, such as commercializing instrument marking technology and pre-clinical work. Government Regulation, page 19

5. Please disclose the effect of the FDA regulation on your business, including any requirement for FDA approval of your products before you can market them, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labelling of your products, post-market reporting and record keeping, and regulation of advertising and promotion, Also include the sanctions for non-compliance with FDA regulations.
Plan of Operation, page 24

6. Please expand to clarify the material hurdles, including expected costs, that remain until you can sell your products commercially. For example, describe how you plan to accomplish the "next steps" and "go to market strategy" referenced in your disclosure on pages 24-25. Include in your revisions the extent to which the proceeds of this offering will be sufficient to advance your business plan, including the plans you describe on pages
         24-27. For example, will you be able to complete the pre-clinical work and design of the
         RGS Orbiter with the proceeds of this offering? Also revise to clarify the status of development of the technology and products discussed on pages 17-22. For example, explain what you mean by the disclosure that the "beta" has been "completed and validated," but the technology will be developed over the next six years.
Directors and Executive Officers and Corporate Governance, page 30

7. We note that your website includes executive officers and members of your Scientific
         Advisory Board who are not mentioned in your disclosure. Please revise to include those individuals in your disclosure, or advise. Also ensure that all required signatures to this
 John Clark
Global Cancer Technology, Inc.
October 3, 2018
Page 3
      document are included. In this regard, please do not alter the form of text required on the
      Form 1-A Signatures page. We note that the second paragraph of text required on the
      Signatures page is missing from page III-2.
Status as a Pseudo California Corporation, page 36

8. Please clarify the reference to "our parent company" and whether your business is currently being conducted in compliance with the laws you cite. Also,
Exhibit 2.5 is dated
      as of October 2015 and refers to your current corporate name; however, Exhibits 2.1-2.4 state that you were a limited liability company until 2017 when you converted to a corporation. Please revise or advise.
       Please contact Tom Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.



                                                            Sincerely,
FirstName LastNameJohn Clark
                                                            Division of
Corporation Finance
Comapany NameGlobal Cancer Technology, Inc.
                                                            Office of
Electronics and Machinery
October 3, 2018 Page 3
cc:       Ronald G. Vance, Esq.
FirstName LastName